REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
(310) 217-9400

November 3, 2009

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
United States Securities and Exchange Commission
Division of Corporate Finance

Edwin Kim
Staff Attorney
Office of Beverages, Apparel and Healthcare Services
United States Securities and Exchange Commission
Division of Corporate Finance

RE:	Reed’s Inc. Registration Statement on Form S-3/A, filed October 14, 2009 File No. 333-156908

Dear Mr. Reynolds:

Reed’s Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement be ordered effective at 10:00 a.m. (E.S.T.) on  Thursday, November 5, 2009, or as soon as practicable thereafter.

The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Ruba Qashu, Qashu & Schoenthaler LLP, by telephone at (949) 355-5405 or by facsimile at (866) 313-3040, should you have any questions.

Sincerely, /s/ Christopher J. Reed
Christopher J. Reed Chief Executive Officer Reed’s, Inc.